Issuer Free Writing Prospectus Filed Pursuant to Rule 433
Registration Statement No. 333-204124

American Express Credit Corporation
$2,000,000,000

2.200% Fixed Rate Senior Notes Due March 3, 2020

Terms and Conditions

Issuer:	American Express Credit Corporation
Security Type:	Medium Term Notes, Series F
Ranking:	Senior, Unsecured
Expected Ratings[1]:	Moody’s: Standard & Poor’s: Fitch:	A- (Stable Outlook) A2 (Stable Outlook) A (Negative Outlook)
Trade Date:	February 28, 2017
Settlement Date:	March 3, 2017 (T+3 days)
Maturity Date:	March 3, 2020
Aggregate Principal Amount:	$2,000,000,000
Benchmark Treasury:	1.375% due February 15, 2020
Benchmark Treasury Price and Yield:	99-19; 1.516%
Re-offer Spread to Benchmark:	72 bps
Re-offer Yield:	2.236%
Coupon:	2.200%
Public Offering Price:	99.896%
Underwriters’ Commission:	0.250%
Net Proceeds:	$1,992,920,000 (before expenses)
Interest Payment Dates:

Interest on the notes is payable on March 3 and September 3 of each year, beginning September 3, 2017. If the interest payment date falls on a day that is not a Business Day, interest will be paid on the next succeeding Business Day

Day Count:	30/360
Early Redemption:

The notes may be redeemed, in whole or in part, on or after the date that is 31 days prior to maturity date, on at least 30 days’ and no more than 60 days’ prior written notice, at a redemption price equal to 100% of the principal amount of the notes being redeemed, together with any accrued and unpaid interest thereon to, but excluding, the date fixed for redemption

Listing:	The notes will not be listed on any exchange
Minimum Denominations / Multiples:	Minimum denominations of $2,000 and integral multiples of $1,000 in excess thereof
CUSIP:	0258M0EE5
ISIN:	US0258M0EE53
Joint Book-Running Managers:	Citigroup Global Markets Inc. Deutsche Bank Securities Inc. Merrill Lynch, Pierce, Fenner & Smith Incorporated Mizuho Securities USA Inc. HSBC Securities (USA) Inc.
Co-Managers:	Lloyds Securities Inc. MUFG Securities Americas Inc. SMBC Nikko Securities America, Inc. Standard Chartered Bank TD Securities (USA) LLC
Junior Co-Managers:	Lebenthal & Co., LLC RedTail Capital Markets, LLC Samuel A. Ramirez & Company, Inc. The Williams Capital Group, L.P

Standard Chartered Bank will not effect any offers or sales of any notes in the United States unless it is through one or more U.S. registered broker-dealers as permitted by the regulations of FINRA.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Citigroup Global Markets at 1 (800) 831-9146, Deutsche Bank Securities Inc. at 1 (800) 503-4611, Merrill Lynch, Pierce, Fenner & Smith Incorporated at 1 (800) 294-1322 or Mizuho Securities USA Inc. at 1 (866) 271-7403.

1 An explanation of the significance of ratings may be obtained from the rating agencies. Generally, rating agencies base their ratings on such material and information, and such of their own investigations, studies and assumptions, as they deem appropriate. The rating of the notes should be evaluated independently from similar ratings of other securities. A credit rating of a security is not a recommendation to buy, sell or hold securities and may be subject to review, revision, suspension, reduction or withdrawal at any time by the assigning rating agency.

Selling Restrictions — Canada

The notes may be sold only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the notes must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if the prospectus used in this offering (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the dealers are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.